Exhibit 99.3

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on July 27, 2022. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

RADWARE LTD.
22 RAOUL WALLENBERG ST.	ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
TEL AVIV 6971917, ISRAEL ATTN: GADI MEROZ
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on July 27, 2022. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	D62186-P63117	KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

RADWARE LTD.

The Board of Directors recommends you vote FOR proposals 1 - 4:

1.	Election of Class II directors (until the Annual General Meeting of Shareholders to be held in 2025).		For	Against	Abstain

	1a.	Mr. Roy Zisapel	☐	☐	☐		For	Against	Abstain

	1b.	Ms. Naama Zeldis	☐	☐	☐	4.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.
							☐	☐	☐

	1c.	Mr. Meir Moshe	☐	☐	☐

2.	To approve amendments to Company’s Compensation Policy.		☐	☐	☐

MPORTANT INSTRUCTION (PERSONAL INTEREST): If you are unable to make the aforesaid confirmations for any reason or have questions about whether you are a controlling shareholder or have a personal interest, please contact Adv. Gadi Meroz at telephone number: +972-72-391-7045; fax number: +972-3-766-8982; or email gadime@Radware.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company's General Counsel on your behalf.

			Yes	No
2a.
Please confirm that you ARE NOT a “controlling shareholder” and DO NOT have a "personal interest" in Proposal 2 by checking the "YES" box. If you cannot confirm the same, check the "NO" box. As described under the heading "Required Vote" in item 2 of the Proxy Statement, "personal interest" generally means that you have a personal benefit in the matter which is not solely a result of shareholdings in Radware.
			☐	☐
			For	Against	Abstain
3.	To approve compensation terms of the President and Chief Executive Officer of the Company		☐	☐	☐

			Yes	No
3a.
Please confirm that you ARE NOT a “controlling shareholder” and DO NOT have a "personal interest" in Proposal 3 by checking the "YES" box. If you cannot confirm the same, check the "NO" box. As described under the heading "Required Vote" in item 3 of the Proxy Statement, "personal interest" generally means that you have a personal benefit in the matter which is not solely a result of shareholdings in Radware.
			☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

RADWARE LTD.
Annual General Meeting of Shareholders
July 28, 2022
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Guy Avidan and Gadi Meroz, or either of them, as proxies, each with the power to appoint his/her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of RADWARE LTD. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 3:00 PM (Israel Local Time) on July 28, 2022, at Radware Ltd., 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel (or, if applicable, any virtual meeting in lieu thereof), and any adjournment or postponement thereof (the “Meeting”).

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations (provided that with respect to proposals 2 and 3, the undersigned provides the confirmation required by Item 2a and 3a, respectively, on the reverse side). The proxies are authorized in their discretion to vote upon such other business as may properly come before the meeting or any adjournment thereof.

IMPORTANT NOTE: THE VOTE UNDER THIS PROXY WILL NOT BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR THE APPROVAL OF PROPOSAL 2 AND PROPOSAL 3 UNLESS THE UNDERSIGNED MAKES THE REQUIRED CONFIRMATION BY CHECKING THE APPLICABLE BOX IN ITEM 2A AND ITEM 3A, RESPECTIVELY, ON THE REVERSE SIDE.

Continued and to be signed on reverse side